

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 20, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreM14A
Filed on January 22, 2009
File No. 1-33982

Form 10-K for the Fiscal Year ended December 31, 2007
Filed on February 29, 2008
File No. 0-51990

Form 8-K filed on February 18, 2009
File No. 1-33982

Dear Mr. Maffei:

        We have limited our review of your preliminary proxy statement to issues relating to the terms of the transaction and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Mr. Gregory B. Maffei
Liberty Media Corporation
Page 2

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us of the status of Liberty Media's application for a private letter ruling from the IRS.

2. Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable.

Prospectus Cover Page
To Our Stockholders

3. Please limit the length of your prospectus cover page to one page only, as required by Item 501(b) of Regulation S-K.

4. We note your statement in paragraph three, page iii, that "The Liberty Board believes the LEI common stock is a more attractive acquisition currency and would facilitate a potential consolidation with DIRECTV, with less dilution to the holders of LEI common stock." Please revise to disclose within your proxy/prospectus whether there are presently plans for such a consolidation to occur. We note, for example, similar references on page 35 within your discussion of "The Split-Off," where you state that "DIRECTV's management and independent directors had expressed a negative view regarding the use of Liberty Media tracking stock as consideration in a potential merger with DIRECTV."

Questions and Answers, page 1

What stockholder vote is required to approve the redemption proposal?, page 1

5. Where you describe the approval necessary to adopt the partial redemption proposal at the special meeting, please revise to indicate the percentage of outstanding common shares entitled to vote held by your officers, directors, and their affiliates.

Summary, page 3

Treatment of Fractional Shares, page 5

6. Please revise to indicate what the "regular-way" market refers to.

Termination, page 6

7. Please revise to briefly disclose under what circumstances the Board could
   terminate the split-off.

Reasons for the Split-Off, page 7

8. Please revise to explain how the proposed split-off will tend to "create a more
   attractive acquisition currency."

Interests of Certain Persons, page 9

9. Please revise to indicate here, and where you discuss the shareholder vote
   required to approve the proposed transaction, whether the holders of 36.4% of the
   aggregate voting power of Liberty Entertainment common stock have indicated
   they will vote in favor of the proposed split-off.

Risk Factors, page 12

10. Instead of using generic phrases such as "material and adverse effect" to describe
    the risks' effects, as you do, for example, in "Adverse events or trends in the
    industries in which LEI's subsidiaries and business affiliates operate could
    adversely affects its results of operations," on page 15, please use more concrete
    and descriptive language to explain how each risk could affect the split-off
    company, its business, or investors. For example, instead of saying that your
    "results of operations could be materially and adversely affected" if a risk occurs,
    replace this language with specific disclosure of the possible impact upon your
    operating results, business, liquidity, cash flow, financial condition, share price,
    etc.

Risk Factors Relating to the Split-Off, page 12

LEI may have a significant indemnity obligation to Liberty Media if the split-off,
the News Exchange or certain restructuring transactions related to the News
Exchange are treated as taxable transactions., page 13

11. Please revise your risk factor heading to clarify that the indemnification
    obligations LEI has undertaken are not limited in amount, nor subject to any cap.
    To the extent determinable, please provide an estimate of the possible extent of
    the obligations, recognizing that there is no cap.

Risk Factors Relating to LEI, page 14

12. Please consider adding risk factor disclosure relating to LEI's history of operating
    losses. We note disclosure at pages C-4 and C-5 of Annex C.

LEI could be unable in the future to obtain cash in amounts sufficient to service its debt., page 15

13. Please revise both your heading and the body of your risk factor to explain the significance of this risk. Were LEI unable to service its debt, please explain the ramifications, including, as applicable, any acceleration of the $2 billion debt principal incurred in connection with the DIRECTV acquisition.

LEI and certain of its subsidiaries, including DIRECTV, are subject to additional FCC conditions., page 16

14. Please update, as applicable, to reflect the elimination of overlapping interests in Puerto Rico.

If, following the split-off, LEI is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002…, page 17

15. Please revise here, as well as in MD&A in Annex C, to indicate, to the extent material and determinable, the increase in costs connected with LEI's compliance with Section 404 of Sarbanes-Oxley.

LEI has overlapping directors and management with Liberty Media and Liberty Global, Inc., which may lead to conflicting interests., page 17
LEI may compete with Liberty Media and LGI for business opportunities., page 18

16. Please revise to indicate whether any procedure is in place to resolve conflicts, or apparent conflicts, of interests among the parties you have identified where there may exist overlap.

The Special Meeting, page 31

Solicitation of Proxies, page 33

17. We note that Liberty Media may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Split-Off, page 34

Background and Reasons for the Redemption Proposal, page 34

18. Please revise paragraph two on page 34 to briefly disclose what comprises the "equity collar" on the 110 million shares of DIRECTV, and to briefly summarize its material terms.

19. Please revise the first complete paragraph on page 36 to provide an estimate of the cost of the synergies lost as a result of the split-off, of the additional legal, accounting, and administrative costs associated with operating as a separate public company, as well as of the potential tax liability to Liberty Media, LEI, and their respective stockholders.

20. Please revise paragraph three, page 35, to provide more detailed disclosure regarding how the board's considerations in determining the composition of LEI subsequent to the decision not to include, as was initially considered, all of the businesses, assets, and liabilities of the Entertainment Group. For example, how did the board determine the amounts of cash and debt LEI will hold following the separation? Disclose the board's considerations in determining to effect a partial, as opposed to a complete, redemption of the Liberty Entertainment common stock.   Any analysis as to a potential discount of the Entertainment Group common stock relative to the value of the businesses and assets that will remain with the Liberty Media, not held by LEI, and be attributed to the Entertainment Group should be discussed.

21. Please revise paragraph two, page 36, to more specifically identify and explain how each of the positive factors you have described supported the board's decision to approve the proposed split-off. For example, discuss the board's expectation regarding the valuation of the businesses to be ascribed to LEI in the split-off, and why this was a supporting factor in the board's decision.

Accounting Treatment, page 54

22. We note that you created the Entertainment Group tracking stock in March 2008 in connection with the acquisition of 40% investment in DIRECTV Group. We also note that since September 2008 you have been considering the split-off of the Entertainment Group and that in December 2008 the Board of Directors decided to pursue the split-off. Tell us why you do not believe that the tracking stock was created in contemplation of the split-off and therefore you would need to account for the split-off at fair value. Refer to Issue 12 of EITF 01-2.

<u>Material U.S. Federal Income Tax Consequences, page 56</u>

23. It is unclear whether the tax discussion section is counsel's opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

  * Counsel must present its full opinion in this section of the document.

  * In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion <u>is</u> the named counsel's opinion. Delete all references to the discussion being a general discussion or of general applicability.

  * Clearly identify upon what counsel is opining. In this regard, counsel must opine on *each* material tax consequence.

  * Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

  Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

24. Please revise the first sentence to clarify that what follows is a discussion of all material federal income tax consequences to holders of Liberty Entertainment common stock as a result of the split off transaction.

<u>Annex C—Liberty Entertainment, Inc., LMC Entertainment and Liberty Media Corporation Financial Statements, page C-1</u>

<u>Management's Discussion and Analysis, Liberty Entertainment, page C-3</u>

25. The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating

performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect LEI's results of operations in the future, including any trends management considers meaningful for investors in understanding LEI's prospects after the split-off. For example, address what changes you expect as a result of becoming a public company. Likewise, please address the effects of consolidation within the cable industry. We note risk factor disclosure in this regard on pages 17 and 15, respectively.

Liquidity and Capital Resources, page C-8

26. Please revise to discuss LEI's ability to meet liquidity needs in the next twelve months as well as long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

27. Please revise to include a discussion of the Fall 2008 financial crisis and whether it affected either your debt outstanding or your derivative positions with regards to the "Entertainment Group."

LMC Entertainment Financial Statements

Note 6 – Investment in The DIRECTV Group Inc. page C-25

28. We note that you account for your investment in DIRECTV Group Inc., under the equity method of accounting because you entered into a standstill agreement with DIRECTV Group where you agreed to vote any shares over 47.9% in the same proportion as the other DIRECTV shareholders. Tell us more details about the terms of the standstill agreement.

Note 10- Financial Instrument and Long Term Debt, page C-28

29. Disclose the purpose or the objective of entering into the "DIRECTV Collar" including any additional information necessary to understand those objectives, and your strategies for achieving those objectives. Also, tell us about the terms of the "DIRECTV Collar."

Annex D--The DIRECTV Group
Financial Statements for the nine months ended September 30, 2008

Note 4 Borrowings, page D-28

2008 Financing transactions

30. We note that in October 2008 DIRECTV US, through its subsidiaries DIRECTV
Holdings and DIRECTV Financing, issued and registered the 7.625% senior notes
due in 2016. We note that the debt is guaranteed by DIRECTV US current and
certain of its future domestic subsidiaries. It appears to us that since the financial
statements of DIRECTV Holdings and DIRECTV Financing are consolidated into
DIRECTV Group you would be required to include condensed consolidating
information in a footnote to the financial statements in accordance with Rule 3-10
of Regulation S-X.

Exhibits/Annexes

31. Please file all remaining exhibits as soon as possible. Upon review, we may have
further comments. If you are not prepared to file the tax and legal opinions with
your next amendment, please provide a draft of the opinions for us to review.

Form 10-K for the Fiscal Year ended December 31, 2007

Schedule 14A for 2008 Annual Shareholders' Meeting

Performance-Based Bonus Program, page 28

32. In future filings, please disclose the individual performance goals for each named
executive officer. Also disclose the performance targets and threshold levels of
the individual performance goals that must be reached for payment to each named
executive officer. See Item 402(b)(2)(v) of Regulation S-K. Disclose how the
compensation committee and board determined that each named executive officer
achieved their individual goals. If you believe disclosure of the target and
threshold levels would result in competitive harm such that the information could
be omitted under Instruction 4 to Item 402(b), please provide in your response
letter a detailed explanation for such conclusion. Then, in your future filings, to
the extent that you have a sufficient basis to keep the information confidential,
expand your discussion as to how difficult it would be for the executive or how
likely it would be for the company to achieve the undisclosed performance target
or threshold levels. See Instruction 4 to Item 402(b). Note that general
statements regarding the level of difficulty or ease associated with achieving
performance measures are not sufficient. In discussing how difficult it will be for
an executive or how likely it will be for the company to achieve the target levels
or other factors, you should provide as much detail as necessary without

providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 8-K filed on February 18, 2009

33. Tell us your consideration as to whether the investment in Sirius meets the significant subsidiary test in Rule 3-05 of Regulation S-X.

*   *   *   *   *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile

        Renee L. Wilm, Esq.
        212-259-2503